

February 24, 2011

Mr. Wilfred N. Cooper, Jr.
President
WNC Housing Tax Credit Fund VI, L.P., Series 13
17782 Sky Park Circle
Irvine, CA 92614-6404

> **Re:** **WNC Housing Tax Credit Fund VI, L.P., Series 13**
> **Form 10-K**
> **Filed April 2, 2010**
> **File No. 0-52841**

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have used your Securities Act of 1933 file number on the cover page of your Form 10-K and your most recent Form 10-Q. In future filings under the Securities Exchange Act of 1934, please use your Exchange Act reporting number, which is 000-52841.

2. We note that you are currently delinquent in your reporting obligations under the Securities Act of 1934. Please tell us when you intend to file a Form 10-K for the year ended March 31, 2010 and Forms 10-Q for the quarters ended June 30, September 30, and December 31, 2010.

Report of Independent Registered Accounting Firm, page 34

3. We note that your auditors have relied upon the work of other auditors. AU Section 543.07 states that when the principal auditor makes reference to the audit of another auditor, his report should indicate clearly, in both the introductory, scope and opinion

paragraphs, the division of responsibility between the auditors. In that regard, please have your auditors revise the audit report to make reference to the work of the other auditors in scope paragraph of their audit report. Please refer to the example in AU Section 543.09. In addition, please amend your filing to include all audit reports upon which your principal auditor relied. Refer to Rule 2-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551-3758 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief